UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
     This Report on Form 6-K contains a press release published by Deutsche Bank AG on July 25, 2011. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
New leadership for Deutsche Bank
Deutsche Bank’s Supervisory Board met today and decided on a new leadership for the Bank:
-	After 10 years at the helm, Dr. Josef Ackermann, Chairman of the Management Board and the Group Executive Committee (GEC), will retire from the Board effective at the conclusion of the Annual General Meeting 2012;

-	Juergen Fitschen and Anshu Jain, both members of the Management Board of the Bank, will be nominated as Co-Chairmen of the Board and the Group Executive Committee of the Bank effective at the conclusion of the Annual General Meeting 2012;

-	Mr. Fitschen’s contract as member of the Management Board will be extended by three years until the Annual General Meeting 2015. Mr. Jain’s contract will be extended for five years until March 31, 2017. In addition, Rainer Neske’s contract as a Board member will also be extended by five years until the same date.

-	After six years at its helm, Dr. Clemens Boersig, Chairman of the Supervisory Board of the Bank, has informed the Board that he will retire from the Board effective at the conclusion of the Annual General Meeting 2012. He will continue to serve the Bank in his other mandates and join its European Advisory Board;

-	The Bank is working towards Dr. Ackermann being elected to the Supervisory Board to replace Dr. Boersig at the Annual General Meeting 2012 and to become its Chairman so that the Bank will continue to profit from his knowledge, experience and professional network. Deutsche Bank will take all necessary steps to fulfill the legal pre-conditions for this move.
Dr. Clemens Boersig commented: “The Supervisory Board has taken all decisions unanimously and in close cooperation with Dr. Ackermann throughout the process. They provide for both renewal and continuity and thus for the pre-conditions of continued success.”
Dr. Josef Ackermann commented: “I fully endorse the decisions taken by the Supervisory Board today. I am willing to join the Supervisory Board next year and take on its chairmanship in order to continue serving the Bank in this new capacity”.
Juergen Fitschen commented: “I could ask for no better partner than Anshu in building further on the bank’s success in our home market and worldwide.”
Anshuman Jain commented: “I’m humbled and honoured at having been asked to lead this great institution together with Juergen.”

Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2010 Annual Report on Form 20-F, which was filed with the SEC on March 15, 2011, on pages 6 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: July 26, 2011
	By:	/s/ Charlotte Jones
Name: Charlotte Jones
Title: Managing Director

	By:	/s/ Mathias Otto
Name: Mathias Otto
Title: Managing Director and Senior Counsel